UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WHITE MOUNTAINS INSURANCE GROUP, LTD.

(Name of Issuer)

COMMON SHARES, $1.00 PAR VALUE

(Title of Class of Securities)

925391510

(CUSIP Number)

October 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 925391510	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER NONE
6 SHARED VOTING POWER 89,279
7 SOLE DISPOSITIVE POWER NONE
8 SHARED DISPOSITIVE POWER 89,279

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,279
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 925391510	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER NONE
6 SHARED VOTING POWER 89,279
7 SOLE DISPOSITIVE POWER NONE
8 SHARED DISPOSITIVE POWER 89,279

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,279
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 925391510	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON General Re Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER NONE
6 SHARED VOTING POWER 89,279
7 SOLE DISPOSITIVE POWER NONE
8 SHARED DISPOSITIVE POWER 89,279

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,279
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 925391510	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON General Reinsurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER NONE
6 SHARED VOTING POWER 89,279
7 SOLE DISPOSITIVE POWER NONE
8 SHARED DISPOSITIVE POWER 89,279

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,279
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON IC, CO

Page 6 of 10 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

White Mountains Insurance Group, Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

80 South Main Street, Hanover, New Hampshire 03755

Item 2.

(a)	Name of Person Filing:

WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

GENERAL RE CORPORATION

GENERAL REINSURANCE CORPORATION

(b)	Address of Principal Business Office or, if none, Residence:

1440 Kiewit Plaza, Omaha, Nebraska 68131

(c)	Citizenship:

Warren E. Buffett

•	UNITED STATES CITIZEN

Berkshire Hathaway Inc., General Re Corporation, and General Reinsurance Corporation

•	DELAWARE CORPORATIONS

(d)	Title of Class of Securities:

COMMON SHARES, $1.00 Par Value

(e)	CUSIP Number:

925391510

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc., and General Re Corporation are each a parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

General Reinsurance Corporation is an insurance company as defined in Section 3(a)(19) of the Act.

The reporting persons together are a group in accordance with Rule 13d-1(b)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page for each of the reporting persons.

Page 7 of 10 Pages

(b)	Percent of class:

See the response to Item 11 on the attached cover page for each of the reporting persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See the response to Item 5 on the attached cover page for each of the reporting persons.

(ii)	Shared power to vote or to direct the vote

See the response to Item 6 on the attached cover page for each of the reporting persons.

(iii)	Sole power to dispose or to direct the disposition of

See the response to Item 7 on the attached cover page for each of the reporting persons.

(iv)	Shared power to dispose or to direct the disposition of

See the response to Item 8 on the attached cover page for each of the reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following  ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2008	November 3, 2008
Date	Date

/s/ Warren E. Buffett	/s/ Marc D. Hamburg
Signature	Signature

Warren E. Buffett	Marc D. Hamburg, Senior Vice President and CFO
Name	Name and Title

BERKSHIRE HATHAWAY INC.

November 3, 2008	November 3, 2008
Date	Date

/s/ William S. Gasdaska	/s/ William S. Gasdaska
Signature	Signature

William G. Gasdaska, Senior Vice President, CFO and Treasurer	William G. Gasdaska, Senior Vice President, CFO and Treasurer
Name and Title	Name and Title

GENERAL REINSURANCE CORPORATION	GENERAL RE CORPORATION

Page 9 of 10 Pages

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

General Re Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

General Reinsurance Corporation

Page 10 of 10 Pages

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G amendment in connection with their beneficial ownership of the Common Shares of White Mountains Insurance Group, Ltd.

Dated: November 3, 2008	/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

Dated: November 3, 2008	/s/ Marc D. Hamburg
	By:	Marc D. Hamburg
	Title:	Senior Vice President and CFO

GENERAL RE CORPORATION

Dated: November 3, 2008	/s/ William G. Gasdaska
	By:	William G. Gasdaska
	Title:	Senior Vice President, CFO and Treasurer

GENERAL REINSURANCE CORPORATION

Dated: November 3, 2008	/s/ William G. Gasdaska
	By:	William G. Gasdaska
	Title:	Senior Vice President, CFO and Treasurer